STREET SAVVY: Macro Markets Move From Textbook To Reality
December 4, 2006
04:53 pm GMT
Dow Jones News Service
English
(c) 2006 Dow Jones & Company, Inc.

   By Spencer Jakab
   A Dow Jones Newswires Column

NEW YORK (Dow Jones)--Robert Shiller of Yale University is one of a long line of academic economists whose ideas have made a splash on Wall Street in recent decades, but he hopes his work also will have a profound effect on society as a whole.

Best-known outside academia for his perfectly timed book "Irrational Exuberance" that marked the pinnacle of the technology-stock bubble, Shiller's research has long focused on seeking tools to deal with common financial risks. As chief economist of MacroMarkets LLC, a company launching novel investment products available to institutional and retail investors, he is transforming ideas about financial risks he has written about for over a decade into living economic experiments.

   Novel Securities

MacroMarkets and Claymore Securities launched two novel exchange-traded securities Thursday that allow individual investors to gain exposure to either rising or falling oil prices. The patented structure of the securities, which MacroMarkets plans to apply to numerous other indexes that affect personal financial risk, pledges underlying collateral in direct proportion to gains and losses between the up and down funds and pays a modest return on the collateral as dividends but differs from competing products in that it doesn't hold physical oil. Shiller suggested that structures like this will in the future be applied to other areas of risk such as mortgage rates, house prices or even consumer prices and economic growth.

"Financial markets are the backbone of our economy and what we have here is a device that will be tremendously important," he said. "It really advances human welfare if we can broaden the scope of the markets." He has already created a benchmark and a fledgling futures market for house prices through the Case-Shiller Home Price Index, traded on the Chicago Mercantile Exchange, and these may provide the basis for a stock-like product.

   Reaching For The Efficient Frontier

Modern portfolio theory holds that a basket of risky securities can be adjusted so that, for a given degree of risk, returns can be maximized. This "efficient frontier" is only achievable in theory but a portfolio can get closer to it by shifting part of its holdings into assets that have a low or inverse correlation with the rest of the portfolio. While Shiller has no view on the outlook for energy prices, he says that shifting as much as 10% or 15% of a portfolio into energy commodities - not underlying energy companies - would reduce statistical risk and enhance returns over time given the importance of oil to our economy.

Moving beyond just investment portfolios, he contends that individual wealth and livelihood remain open to unnecessary risk. Corporate profits are less than 10% of national income so even a well-hedged portfolio leaves one open to economic insecurity. He gives the example of homeowner's insurance, required by mortgage lenders to protect against the small likelihood of fire or flood. He asks why the most important risk to home value, a decline in prices, has never been insured. Other examples of un-hedged risks highlighted in an academic paper are macroeconomic aggregates like gross domestic product, occupational income and corporate income. He proposes exchange-traded securities similar to ETFs that could give anyone with access to a discount brokerage account a way to insulate themselves from financial insecurity.

"A person wishing to hedge an economic risk that is measured by an index can take either a short or long security to offset this risk, and doing so does not require any more attention or expertise than buying a stock today," he wrote in a 2004 paper.

   "Formidable Marketing Problems"

Shiller acknowledges "formidable marketing problems" in getting people to buy such securities to hedge risks to their livelihoods, thus he sees an easier sell initially in hedging commodity or stock-price risk. He notes that new concepts in risk management, such as the example of life insurance, took time to catch on.

"Beyond all these purely economic problems, there are also problems of human behavior, a human difficulty appreciating risks and a weakness of will to take measures against them," he wrote.

The human brain is poorly wired for protecting against risks that require abstract calculation according to prospect theory, thus people are tempted to risk losses if given even a small chance of escaping without paying a premium. On the other hand, bundling an insurance product with something that might produce a financial gain such as the exchange-traded products being proposed by MacroMarkets has a higher chance of acceptance.

The life-insurance industry, for example, got a slow start after actuarial risks were first understood in the 17th century, even though shorter life expectancies and lack of a social safety net at the time made insurance more critical than today for protecting one's family. The industry took off in the 1880s once it was combined with investment income and sold as such.

Asked if another psychological shortcoming, the tendency to take outsized risks, may lead investors to use MacroMarkets' proposed securities for outright speculation on economic aggregates, the author of "Irrational Exuberance" acknowledges this may happen.

"Whenever you invent new technologies, you have accidents," he said, giving the example of serious injuries from harnessing steam power in the 18th century compared with the tremendous benefits of the ensuing industrial revolution. Making risk-management products available to anyone with a discount brokerage account will open the doors to speculation beyond one's personal risk, but he said the benefits to society as a whole will outweigh the downside.

"When an economy's risks are managed better, they perform better."

(Spencer Jakab, a columnist who provides insightful and unique takes on the stock market, previously wrote about the energy market. Prior to being a financial journalist, he was an emerging markets equity analyst.)

                                      # # #

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.